Mail Room 4561

September 28, 2006

Robert C. Ogden
Chief Financial Officer
SAN Holdings, Inc.
9800 Pyramid Court Suite 130
Englewood, CO 80112

       Re: **SAN Holdings, Inc.**
              Registration Statement on Form S-1
              Filed on September 8, 2006
              File No. 333-137207

Dear Mr. Ogden:

We have limited our review of the above-referenced Form S-1 registration statement of SAN Holdings, Inc. to the disclosure items identified below and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review and look forward to working with you. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Given the nature and size of the transaction being registered, advise the staff of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

2. As you are aware, your response to our comment letter dated August 18, 2006 relating to the Form 10-K for the fiscal year ended December 31, 2005 and Form 10-Q for the fiscal

quarter ended March 31, 2006 is currently being reviewed by the accounting staff. Additional accounting comments, if any, will follow shortly under separate cover. These comments must be resolved prior to effectiveness of the above-cited registration statement.

Selling Stockholders, page 70

3. Please revise this section to include all of the selling shareholder information required by Item 507 of Regulation S-B. Provide a detailed introductory description of the transactions or category of transactions by which the selling security holders in the table acquired the securities. Include a materially complete description the 2006 private placement transaction and the material terms of the convertible Series A preferred, warrants and dividends. Alternatively, you may provide a cross-reference to a more detailed discussion of the terms of the transactions outlined elsewhere in the prospectus.

4. For each of DICA Partners, LP, and Bathgate Capital Partners, LLC, please disclose the natural persons who exercise sole or shared voting and/or investment power over the entity.

5. For each selling shareholder entity identified as a registered broker-dealer, for example, Guarantee & Trust Co. and Monarch Capital Group, please tell us and disclose whether the shares were received as compensation for investment banking services or as investment shares.

6. For each selling shareholder entity identified as an affiliate of a registered broker-dealer, for example, Frommer Investment Partnership, Carlin Multi-Manager Fund LP and Millennium Partners, LP, please disclose whether the seller purchased the shares in the ordinary course of business and at the time of the purchase of the securities to be resold, the seller had any agreements or understandings, directly or indirectly, with any person to distribute the securities. For broker-dealers that did not receive the shares as compensation, please identify them in the registration statement as underwriters.

7. Please revise footnote 14 to provide a meaningful description of the material transactions and relationships between the Sun Solunet, LLC and you. Please identify more specifically the "persons affiliated with Sun Solunet" that have served, or are serving, on your board of directors. Further, revise the footnote to briefly describe in meaningful detail the "certain letter agreement" and "certain Management Services Agreement" referred to in the footnote. Alternatively, you may wish to provide a cross-reference to the "Certain Relationships and Related Transactions" section of the prospectus.

Signatures

8. We note that Mr. Odgen has signed the registration statement in his capacity as principal financial officer. Please also identify the person signing in the capacity of principal

accounting officer or controller as required by the instructions to regarding signatures to Form S-1.

Form 10-K for the fiscal year ended December 31, 2005

Controls and Procedures

9. We note your statement regarding changes in internal control over financial reporting that there were no changes in your "disclosure controls and procedures or in other factors during the quarter ended December 31, 2005 that have materially affected or are reasonably likely to materially affect those disclosure controls and procedures subsequent to the date of the evaluation described above." This disclosure does not conform to the requirements of Item 308(c) of Regulation S-K. The item requires that you discuss changes to your <u>internal control over financial reporting</u>, not your "disclosure controls and procedures," that occurred during <u>your last fiscal quarter</u> that has materially affected, or is reasonably likely to materially affect your internal control over financial reporting. The item does not refer to the effects of any such changes "subsequent to the date of the evaluation."   We note that similar disclosure is provided in your subsequent Forms 10-Q. Please provide us with a representation as to the changes in your internal control over financial reporting for the Form 10-K and subsequent quarterly reports that conforms to the language used in Item 308(c). Also, confirm that you will conform your disclosure in future filings.

Form 10-Q for the fiscal quarter ended June 30, 2006

Controls and Procedures

10. We note your disclosure in the Form 10-Q/A for the fiscal quarter ended March 31, 2006 filed simultaneously with the above-cited Form 10-Q indicating that that the company determined on June 20, 2006 to restate its financial statements and that management determined that the control deficiency represented a material weakness. We further note the revised conclusion of management indicating that your disclosure controls and procedures were not effective. In light of the remedial measures taken in the second quarter to address the material weakness, it appears that you did undertake changes that materially affected, or were reasonably likely to materially affect, your internal control over financial reporting for the relevant period. To the extent this is true, you should amend the June 30, 2006 Form 10-Q to provide a discussion of the changes you undertook during that quarter and any contextual background necessary to make the disclosure meaningful.

* * * * * * *

As appropriate, please amend your filings in response to our comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statements as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendments for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please direct all questions to Maryse Mills-Apenteng at 202-551-3457. If you still require further assistance, please contact the undersigned at 202-551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via facsimile: 303-292-7799
        Joshua M. Kerstein, Esq.
        Kutak Rock LLP